FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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 Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline Performance Share Plan notified the Company and the under-mentioned persons on 10 January 2012 of an increase in their notional interests in Ordinary shares at a price of 1482 pence per Ordinary share and ADRs at a price of $46.13 per ADR following the notional re-investment of the dividend paid to shareholders on 5 January 2012.

	Ordinary shares	ADRs
Sir Andrew Witty	16,172.074
Dr M M Slaoui		4,349.247
Mr S Dingemans	2,302.416
Mr S M Bicknell	1,438.626
Mr J M Clarke	4,026.605
Mrs D P Connelly		2,559.470
Mr M Dunoyer	1,892.745
Mr E J Gray	3,038.769
Mr S A Hussain	3,973.136
Mr W C Louv		1,312.138
Dr D Pulman		1,966.647
Mr D S Redfern	1,853.468
Mr J R Stéphenne	2,328.843
Ms C Thomas	2,671.731
Mr P C Thomson	215.742
Mr D E Troy		2,596.086
Dr P J T Vallance	2,625.312
Ms E Walmsley	1,561.960
Mrs V A Whyte	215.742

The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that vest following the end of the relevant three year measurement period.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

10 January 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date:  January 10, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc